

January 20, 2011

Clark A. Johnson
President and Chief Executive Officer
Neurologix, Inc.
One Bridge Plaza
Fort Lee, NJ 07024

> **Re:** **Neurologix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 000-13347**

Dear Mr. Johnson:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief